HECO Exhibit 21

Hawaiian Electric Company, Inc.

SUBSIDIARIES OF THE REGISTRANT

The following is a list of all subsidiaries of the registrant as of February 28, 2007. The state/place of incorporation or organization is noted in parentheses.

Maui Electric Company, Limited (Hawaii)

Hawaii Electric Light Company, Inc. (Hawaii)

Renewable Hawaii, Inc. (Hawaii)

HECO Capital Trust III (a statutory trust) (Delaware) (unconsolidated)